EXHIBIT 4.2

                        Carrington Laboratories, Inc.

                        Employee Stock Purchase Plan

                       Payroll Deduction Authorization
                       -------------------------------
 PLEASE PRINT
 ------------
 Name:          _____________________________________________________________

 Home Address:  _____________________________________________________________

                _____________________________________________________________


 Social Security No.:  _________________

      I hereby elect to participate in the Carrington Laboratories, Inc. Employee Stock Purchase Plan, as amended (the "Plan"), effective May 17, 2001, and authorize the following amount (the "Deduction Amount") to be withheld from my compensation each pay period and used to purchase on my behalf whole shares of Common Stock of Carrington Laboratories, Inc. (the "Company") in accordance with the terms of the Plan:

                Deduction Amount:  $ ________________

 LIMITATIONS: You must indicate a Deduction Amount that will aggregate over each year not more than 10% nor less than 1% of your annual compensation (or, if you are electing to begin participation on the 1st of April, July or October, not more than 10% nor less than 1% of the portion of your annual compensation payable for the remaining months of the year). If you are a salaried employee, compensation is defined as your annualized basic rate of pay as of the later of the most recent January 1 or the effective date of your enrollment in the Plan. If you are an hourly-compensated employee, compensation is determined by multiplying your straight-time hourly rate as of the most recent January 1 by 2,080, or if the effective date of your enrollment in the Plan is later than the most recent January 1, by multiplying your straight-time hourly rate as of the effective date of your enrollment in the Plan by 1,560 if that effective date is April 1, or by 1,040 if that effective date is July 1, or by 520 if that effective date is October 1.

      I acknowledge that I have read and understood copies of a Summary Plan Description and a Memorandum to Employees dated September 14, 2001 relating to the Plan and the most recent Annual Report to Shareholders of the Company provided to me by the Company, and that the Plan itself is available to me for examination. I agree to comply with and be bound by all terms, conditions and restrictions contained in the Plan, including without limitation the restriction on the transferability of shares of Common Stock acquired by me under the Plan.

      If I am an officer, director or 10% shareholder of the Company, I understand that sales by me of shares of Common Stock acquired under the Plan may be subject to Sections 16(a) and 16(b) of the Securities Exchange Act of 1934, as amended, and acknowledge that I am familiar with the restrictions and limitations imposed by those sections and the rules relating thereto.


 _________________           ____________________________________
      Date                               Signature